BAKER & McKENZIE

贝克·麦坚时国际律师事务所北京代表处

Baker & McKenzie LLP
Suite 3401, China World Tower 2
China World Trade Center
1 Jianguomenwai Dajie
Beijing 100004, PRC

中国北京市建国门外大街 1 号
中国国际贸易中心
国贸大厦 2 座 3401 室
邮编：100004

Tel: +86 10 6535 3800
Fax: +86 10 6505 2309
chinalaw@bakernet.com
www.bakernet.com
Our Ref: 32141618-000008
Your Ref: 001-15264

June 12, 2008

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PRIVATE AND CONFIDENTIAL

Mr. Donald F. Delaney
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010

Dear Mr. Delaney:

Aluminum Corporation of China Limited
Form 6-K filed on April 14, 2008
Response Letter Dated April 30, 2008
File No. 001-15264

In relation to your inquiry of May 29, 2008 addressed to Mr. XIAO Yaqing, Chief Executive Officer of Aluminum Corporation of China Limited ("Chalco") regarding Chalco's Form 6-K filed April 14, 2008, Chalco has advised us that due to the Company's senior management's absence from the office in Beijing last week, the Company needs additional time to prepare its response. Therefore, on Chalco's instructions we respectfully request an extension of time until June 19, 2008 for Chalco to respond to the above captioned letter and inquiries.

Yours sincerely,



Scott Clemens
Partner
+86 10 6535 3971
scott.clemens@bakernet.com

Beijing
Suite 3401, China World Tower 2
China World Trade Center
1 Jianguomenwai Dajie
Beijing 100004, PRC
Tel: +86 10 6535 3800
Fax: +86 10 6505 2309

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